1280 West Peachtree Street NW
Atlanta, GA 30309

August 10, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of update to disclosure originally filed in the Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 2020 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Interface, Inc. has updated a previous disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2021, which was filed with the Securities and Exchange Commission on August 10, 2021.

Sincerely,

INTERFACE, INC.

By:	/s/ David B. Foshee
David B. Foshee
Vice President